Filed Pursuant to Rule 424(b)(3)

Registration No. 333-294850

Prospectus Supplement No. 4 to Prospectus dated April 13, 2026

The Magnum Ice Cream Company N.V.

Up to 121,604,413 Ordinary Shares Offered by Selling Shareholders

This Prospectus Supplement No. 4 (this “Supplement”) relates to the prospectus of The Magnum Ice Cream Company N.V. (the “Company”), dated April 13, 2026 (as amended or supplemented from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-294850), relating to the offer and sale from time to time by the selling security holders named in the Prospectus of up to 121,604,413 ordinary shares in the capital of the Company, nominal value of EUR 3.50 per share (the “Ordinary Shares”). This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2026 (the “Form 6-K Report”). Accordingly, we have attached the Form 6-K Report to this Supplement.

Our Ordinary Shares are listed on Euronext Amsterdam under the symbol “MICC,” on the Main Market of the London Stock Exchange under the ticker symbol “MICC” and on the New York Stock Exchange under the ticker symbol “MICC.” We had 612,259,739 Ordinary Shares outstanding as of October 28, 2026. On October 28, 2026, the last reported sale price of our Ordinary Shares as reported on the New York Stock Exchange was $19.30 per ordinary share.

Investing in our Ordinary Shares involves a high degree of risk. For a discussion of information that should be considered in connection with an investment in our securities, see “Risk Factors” beginning on page 5 of the Prospectus and the risks and uncertainties described under the heading “Risk management” in our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is October 29, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 29, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.

(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

This report on Form 6-K contains a Stock Exchange Announcement dated October 29, 2026 entitled ‘Q3 2026 Trading Update’.

Q3 2026 Trading Update

Q3 2026 Trading Update

Q3 organic sales growth +9.6%; Full year growth outlook upgraded
Share gains and strong volume-led growth, driven by innovation and improved execution

Amsterdam, 29 October 2026

•	Q3 2026 revenue grew +12.1% to €2.5 billion (Q3 2025: €2.2 billion)

•	+9.6% organic sales growth (OSG): volume +7.3% and price +2.2%

•	Strong OSG in all regions: Europe & ANZ +8.9%, Americas +3.9%, AMEA +17.6%

•	Extended summer in Europe aided growth by an estimated 2-3% during the quarter

•	Productivity programme on track

•	Full year growth outlook upgraded to approximately 5.5% (from 3 to 5%)

	Financial Highlights
In €, percentage (unaudited)	Q3 2026	Q3 2025	Q3 YTD 2026	Q3 YTD 2025
Revenue (in € billions)	2.511	2.240	7.202	6.743
Reported revenue growth	12.1%	-1.3%	6.8%	1.2%
Organic Sales Growth	9.6%	3.3%	6.4%	4.9%
Organic Volume Growth	7.3%	-0.1%	4.1%	2.3%
Organic Price Growth	2.2%	3.4%	2.2%	2.6%

Peter ter Kulve, CEO:

“We delivered strong performance in Q3, with volume-led growth ahead of the growing ice cream category. This performance extends our track record of share gains; reflecting the strength of our brands, the impact of our innovation, and continued improvements in execution.

Sales of our leading brands have accelerated, powered by innovation. Magnum and Heartbrand grew double-digit with standout performance from Magnum La Pistache - the season's number one ice cream innovation - and a reinvigorated Solero achieved exceptional growth in Europe. Ben & Jerry's maintained momentum from Q2, again growing more than 9%, and Cornetto grew sales high single-digit. Yasso, our low-calorie, high protein frozen Greek yogurt in the US, continued its strong trajectory with more than 30% growth.

All regions continued to grow, including the US, our biggest market. Improved execution and operational rigour enabled us to capitalise on strong demand, especially in Europe, and win share. Our productivity programme remains firmly on track, helping offset inflationary cost pressures and creating capacity to reinvest behind our brands, capabilities, and future growth.

Looking ahead, whilst the external environment remains uncertain, the fundamentals of our business are strong. Our leading brands are gaining momentum, and we continue to be laser focused on executing our growth strategy and productivity programme. We reaffirm our full year outlook for underlying margin improvement and raise our growth outlook to approximately 5.5%.”

Full Year 2026 Outlook

Our focus continues to be executing our growth strategy and productivity programme. We have upgraded our outlook for organic sales growth to approximately 5.5%, compared to our prior outlook of 3% to 5%.

Whilst we are mindful of the continued uncertainty in the global environment, Adjusted EBITDA margin improvement is still expected to be 40 to 60bps (on a comparable perimeter basis with 2025). Productivity savings and operating leverage are anticipated to offset higher costs, primarily driven by oil and energy prices. Reported improvement in Adjusted EBITDA margin is expected to be 0 to 20bps, mainly due to the impact of the acquisition of the India business.

Performance review Q3 2026

Revenue was €2.5 billion (Q3 2025: €2.2 billion) with Organic Sales Growth (OSG) for the quarter +9.6%. Volume was +7.3% higher and price was up +2.2%. All three regions contributed to growth, with Europe & ANZ +8.9%, Americas +3.9%, and AMEA +17.6%.

Reported revenue was +12.1% higher than last year, including +2.6% impact from acquisitions in India and Portugal and -0.3% foreign currency translation effects (FX). FX related mostly to the strengthening of the euro against the Turkish Lira.

Leading brands growing sales double-digit:

•	Magnum delivered strong double-digit growth, driven by Türkiye, France, the UK, and Mexico, underpinned by continued momentum from innovations extending the brand across flavours, formats, and occasions.

•	Ben & Jerry’s again grew more than 9%, bringing new consumers onboard, with exciting new flavours and by unlocking more occasions through additional formats in the US and Europe.

•	Cornetto delivered high-single-digit growth, supported by new product introductions, including Cornetto Max Pistachio in Europe and fruit sorbet variants in Asia.

•	Heartbrand grew double-digit, driven by continued momentum from licencing partnerships, including Hello Kitty and Bluey in the US, and reinvigorating Solero in Europe.

•	Yasso delivered more than 30% growth, with further expansion of handheld formats and pints in the US, serving the increasing market focus on wellness.

Innovation driving growth with more than 10% revenue year-to-date

Our growth continued to be powered by innovation aligned around four focus areas:

Core superiority: We further strengthened our core portfolio through quality upgrades and on-trend new flavours. Magnum La Pistache has been the standout; outperforming the competition, and our own expectations, as the top ice cream innovation this year across Europe, with exceptional performance in the UK, Germany, and France.

Portfolio architecture: Across markets, we continued to tailor recipes and review pack-price architecture according to local consumer preferences, including shifting our portfolio in India to new, improved, dairy recipes. Partnerships continued to support growth, with Hello Kitty and Bluey for Popsicle in the US, and Minecraft in Europe.

More occasions: Through our premium brands, we unlocked more consumption occasions by introducing new formats, including the Magnum cone and sandwich in Türkiye. Ben & Jerry’s delivered many successful ice cream innovations with sticks ranked as three of the top ten in the US, and sandwiches within the top five in Europe.

Category expansion: We continued to develop and grow the category with the expansion of Yasso, our higher-protein, lower-calorie offering in the US, from sticks to pints and further rollout of “Hydro: ICE”, our new hydration and energy proposition, in the Netherlands, Spain, and Portugal.

Distribution growing with rollout of more freezer cabinets

Our frontline-first model and ownership culture has continued to drive growth with improved distribution and increased availability across all channels. The At-Home channel grew high-single-digit, supported by our dedicated sales force and occasion-based innovations. The Away-from-Home channel delivered double-digit growth. We deployed more freezer cabinets in key markets, focused on the higher growth AMEA region, and are also introducing new innovative formats. Digital commerce maintained double-digit growth, led by scaling omnichannel customers and partnerships with rapid delivery platforms.

Productivity programme remains on track

Our productivity programme, started in 2024, remains on track to deliver planned cumulative savings of €500 million by 2028. We have continued to improve factory efficiencies, debottleneck our supply chain and reduce waste, especially in the US and Europe.

Our global technology transformation is entering the implementation phase. The first deployment wave is scheduled to start in November 2026, covering the UK and Ireland, Hungary, and Romania. We are on track to exit remaining Transitional Service Agreements (TSAs) by the end of 2027.

-ENDS-

Conference call and audio webcast

Peter ter Kulve, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 11:00 CET, to discuss the Q3 2026 results. A live webcast of the conference call will be available on the Magnum Ice Cream Company website and can be accessed here.

Enquiries Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

This announcement has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. EURONEXT: MICC / NYSE: MICC / LSE: MICC is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of around 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

Other information

Segment performance (unaudited)

EUROPE & ANZ
In €, percentage	Q3 2026	Q3 2025	Q3 YTD 2026	Q3 YTD 2025
Revenue (in € billions)	1.084	0.962	3.045	2.824
Reported revenue growth	12.6%	-0.7%	7.8%	3.6%
Organic Sales Growth(a)	8.9%	0.0%	5.8%	3.9%
Organic Volume Growth	11.6%	-2.5%	7.1%	1.6%
Organic Price Growth(a)	-2.4%	2.5%	-1.2%	2.3%

(a) India and Portugal were not in the perimeter and paid royalty for the use of TMICC brands prior to acquisitions completed on 30 March 2026 and 1 April 2026 respectively. The underlying growth of Europe &ANZ excluding these royalties for 9 months of the year would be Organic Sales Growth (OSG) 5.9% and Organic Price Growth (OPG) -1.1% (Q3 OSG 8.9%, Q3 OPG -2.4%).

Europe & ANZ delivered a strong performance for the quarter, with +8.9% OSG and share gains in key markets including the UK, France, and the Netherlands. Reported revenue increased +12.6%, including +2.7% from acquisitions and +0.7% FX impact.

Growth was volume-led, driven by improved innovation and execution, whilst also benefitting from favourable weather in the quarter. We achieved double-digit growth in several markets, including France, the UK and Ireland. There was some pre-buying ahead of the first deployment wave of our technology transformation in the UK and Ireland, Hungary and Romania.

Our growth was lower in the Nordics region following the discontinuation of a licensed brand in Sweden. Year-on-year pricing was lower mainly due to channel mix and phasing of promotional spend in the quarter compared to the previous year.

Magnum and Ben & Jerry’s both grew double-digit, outperforming the broader market, with Magnum La Pistache the top ice cream innovation and Ben & Jerry’s sandwiches within the top five. Our reinvigorated Solero, with bonbons in addition to sticks, also delivered outstanding growth.

AMERICAS
In €, percentage	Q3 2026	Q3 2025	Q3 YTD 2026	Q3 YTD 2025
Revenue (in € billions)	0.746	0.698	2.209	2.177
Reported revenue growth	6.9%	-6.6%	1.5%	-3.9%
Organic Sales Growth	3.9%	-0.5%	3.4%	1.0%
Organic Volume Growth	1.7%	1.4%	0.6%	0.9%
Organic Price Growth	2.2%	-1.9%	2.8%	0.1%

Americas delivered +3.9% OSG for the quarter, with share gains across the region and growth for all business units. Reported revenue growth was +6.9%, including +2.9% FX impact, mainly related to the US dollar strengthening against the euro.

Growth in the US was driven by our leading brands, outperforming the market. On-trend innovations supported growth, as consumer preferences shift from larger tubs to premium and handheld formats. Mexico achieved double-digit growth, supported by the continued rollout of freezer cabinets. Our ongoing turnaround in Brazil is starting to deliver; while there remains much to do, we remain confident about longer-term opportunities in the market.

Our growth was underpinned by the introduction of pints from Yasso, addressing increased focus on wellness, and sticks from Ben & Jerry’s. Popsicle continued to benefit from successful collaborations with Hello Kitty and Bluey, which were two of the top ten ice cream innovations in the US.

AMEA
In €, percentage	Q3 2026	Q3 2025	Q3 YTD 2026	Q3 YTD 2025
Revenue (in € billions)	0.681	0.580	1.948	1.743
Reported revenue growth	17.3%	4.8%	11.8%	4.1%
Organic Sales Growth	17.6%	14.1%	11.0%	11.9%
Organic Volume Growth	6.9%	1.9%	3.6%	5.4%
Organic Price Growth	10.0%	11.9%	7.1%	6.2%

AMEA continued to deliver strong performance with +17.6% OSG for the quarter, driven by more freezer cabinets placed in key markets ahead of the peak season. Reported revenue increased +17.3%, including +5.8% from acquisitions and -5.7% FX impact.

Türkiye continued to be impacted by measures imposed by the Turkish Competition Authority (TCA), whilst our team is undertaking mitigating actions to compensate. India delivered strong growth, making good progress with our expansion plans, as we rapidly transition our portfolio to dairy-based recipes.

Pakistan maintained high-double-digit growth, underpinned by freezer cabinet expansion and leading brands, and South-East Asia grew competitively across all markets. Overall growth for the region was moderated by China, mainly due to unfavourable weather during peak season and channel shifts.

We continued to innovate with our leading brands, including market-specific launches of the Magnum sandwich and cone, multi-layer sticks, and fruit sorbet variants from Cornetto.

Historical Q4 and H2 organic sales, price, and volume growth by regions

Q4 and H2 Growth per Region
	Organic Sales Growth		Organic Volume Growth		Organic Price Growth
In percentage	Q4 2025	H2 2025	Q4 2025	H2 2025	Q4 2025	H2 2025
Europe & ANZ	-1.2%	-0.4%	-1.5%	-2.2%	0.3%	1.9%
Americas	0.0%	-0.3%	-3.4%	-0.8%	3.5%	0.5%
AMEA	3.3%	11.1%	-2.4%	0.7%	5.9%	10.3%

Perimeter

Our acquisitions in India and Portugal, completed on 30 March 2026 and 1 April 2026 respectively, have been included in the Group perimeter since 1 April. Consistent with the definition of OSG, their growth has been reflected in reported OSG, OVG, and OPG from the date of business combination.

Turkish Competition Authority Investigation Update

The Turkish Competition Authority (TCA) opened an investigation into our subsidiary in Türkiye focused on the use of freezer cabinets in small retail outlets in May. During this time the TCA announced an interim measure that, at retail points with closed net sales areas of 100 square metres or less, where no other cabinet directly accessible to consumers is present, 30% of the total capacity of each TMICC-owned freezer cabinet shall be allocated to competing products or left empty. We have been complying fully and continue to cooperate with the TCA throughout this process. The investigation is ongoing.

Cautionary statement

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of The Magnum Ice Cream Company N.V. (the ‘Company’). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements.

Forward-looking statements also include, but are not limited to, statements and information regarding the Company’s strategy, plans and expected trends, financial results and results of operations, including trends in the global ice cream market, the Company’s outlook and expected modelled or potential financial results including, sales growth and Adjusted EBITDA margin improvement, expectations with respect to the Company’s productivity programme, the anticipated growth of the global ice cream market, statements with respect to our technology transformation and its status, plans and ambitions of the Company to maintain a leadership position in the global ice cream market, statements with respect to the Turkish Competition Authority investigation, statements with respect to the impact of extended summer on estimated growth, statements on plans for growth and margin improvement, statements on the Company’s financial results and result of operations, the Company’s expected financial and operational position, finalisation of exits from remaining TSAs by the end of 2027. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Company (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations, assumptions, plans and projections regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Company’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: the Company’s global brands not meeting consumer preferences; the Company’s ability to innovate and remain competitive; the Company’s investment choices in its portfolio management; the effect of climate change on the Company’s business; the Company’s ability to find sustainable solutions to its packaging; significant changes or deterioration in customer relationships; the Company’s reliance on Unilever; the recruitment and retention of talented employees; disruptions in the Company’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Company operates. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year 2025 and filed by the Company on Form 20-F with the U.S. Securities and Exchange Commission (the ‘SEC’) on 18 March 2026, the Company’s other documents on file, and filed from time to time, by the Company with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this document consist of estimates compiled by industry professionals, competitors, organisations or analysts, of publicly available information or of the Group’s own assessment of its sales and markets. Rankings are based on sales unless otherwise stated. None of the Company or its affiliates, representatives, partners, members, directors, officers, employees, advisers or agents. make any representation or warranty with respect to the accuracy of such information, and each expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein.

Comparability

Prior to 1 July 2025, TMICC did not operate as a standalone Group. Whilst a part of Unilever, TMICC has historically been reported as an operating segment under IFRS 8 in Unilever’s annual report and HY condensed financial reporting ('Ice Cream'). The basis of preparation of the financial information utilised in this announcement is in Appendix A and differs from the Ice Cream segment as presented historically in Unilever’s financial reporting. As a result, while the two sets of financial information are similar, there are certain differences in accounting and disclosure under IFRS. These differences primarily include:

•	Removal of countries (Russia, India, Portugal) which are not in the carve-out perimeter, but historically reported within ‘Ice Cream’

•	Other minor adjustments

Non-IFRS Financial Measures Definitions

The information in this announcement contains certain measures not defined by, or calculated in accordance with, IFRS, including Organic Sales Growth (OSG), Organic Price Growth (OPG), Organic Volume Growth (OVG), Adjusted EBITDA and Adjusted EBITDA margin. The non-IFRS financial measures presented in this announcement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as a substitute for, financial information presented in compliance with IFRS. The definition and reconciliation with IFRS measures are presented in Appendix A.

Appendix A Definitions and Reconciliation of non-IFRS Financial measures

The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.

Constant currency

The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euro using the prior year closing exchange rate before the application of IAS 29.

OSG, OVG, OPG

OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26%. in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date. OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG. The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.

OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.

OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in OSG above.

The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for Q3 2026 and Q3 2025:

	Q3 2026	Q3 2025	Q3 YTD 2026	Q3 YTD 2025
Revenue (in € billions)	2.511	2.240	7.202	6.743
Revenue growth(a) (%)	12.1	(1.3)	6.8	1.2
Effect of acquisitions(b) (%)	2.6	-	2.4	-
Effect of disposals(c) (%)	-	(0.1)	-	(0.1)
Effect of currency-related items(d) (%)	(0.3)	(4.3)	(1.9)	(3.5)
of which:
Exchange rate changes (%)	(0.9)	(5.6)	(2.3)	(4.6)
Extreme price growth in hyperinflationary markets (%)	0.5	1.3	0.4	1.2
OSG(e) (%)	9.6	3.3	6.4	4.9
Of which:
OVG(f)	7.3	(0.1)	4.1	2.3
OPG(g)	2.2	3.4	2.2	2.6

(a) Revenue growth is calculated as current period revenue minus prior year revenue divided by prior period revenue.

(b) Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(c) Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(d) Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26% per year in hyperinflationary economies which is excluded from OSG. The calculation of effect of currency-related items is as follows: Effect of currency-related items = [(1+Effect of exchange rate changes) multiplied by (1+ Effect of extreme price growth in hyperinflationary markets)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding.

(e) OSG is revenue growth adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets). The calculation of OSG is as follows: (1 plus revenue growth) divided by [(1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency related items)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. The reconciliation of OSG to revenue is as set out in the table above.

(f) OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1.

(g) OPG in excess of 26% per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as operating profit before the impact of adjusting items within operating profit and before the impact of depreciation and amortisation. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue for the period. Those measures are used to evaluate the performance of the Group and its segments. Items are classified as adjusting due to their nature and/or frequency of occurrence. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: October 29, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer